UNION CAMP CORPORATION
                               1600 VALLEY ROAD
                           WAYNE, NEW JERSEY  07470

                              NORTH MERGER CORP.
                          C/O UNION CAMP CORPORATION
                               1600 VALLEY ROAD
                           WAYNE, NEW JERSEY  07470


April 13, 1996

The Alling & Cory Company
1059 West Ridge Road
P.O. Box 20403
Rochester, New York  14602-0403


re  Certain Litigation Matters

Ladies & Gentlemen:

   Reference is made to that certain Agreement and Plan of Merger, dated of even date herewith (the "Merger Agreement"), by and among The Alling & Cory Company, a New York corporation ("Alling & Cory"), Union Camp Corporation, a Virginia corporation ("Parent"), and North Merger Corp., a New York corporation ("Sub") pursuant to which Sub will be merged with and into Alling & Cory, Alling & Cory will become a majority-owned subsidiary of Parent and each outstanding share of Alling & Cory Common Stock will be converted into the right to receive the Merger Consideration. This letter agreement (this "Agreement") is the letter agreement referred to in Section 4.1(h) of the Merger Agreement. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Merger Agreement.

   Each of Alling & Cory, Parent and Sub hereby agree that, consistent with
Section 4.1(h) of the Merger Agreement, Alling & Cory is hereby authorized to settle that certain litigation (the "Litigation") entitled P.A. Building Company v. Elwyn D. Lieberman, Inc., et. al., (No. 112301/93) and that Alling
& Cory shall use its best efforts to cause such litigation to be finally settled for a reasonable amount prior to the Closing Date in a manner that imposes no obligation (other than the obligation to pay a monetary settlement) on Alling & Cory, Parent or the Surviving Corporation. If the Litigation is finally settled on or prior to the Closing Date, then (a) if such final settlement results in a liability of Alling & Cory, Parent or the Surviving Corporation in excess of four hundred thousand dollars ($400,000.00), the Attributed Value shall be reduced by an amount equal to the amount of such final settlement minus four hundred thousand dollars ($400,000.00), (b) if such final settlement results in a liability of Alling & Cory, Parent or the Surviving Corporation which is less than four hundred thousand dollars ($400,000.00), the Attributed Value shall be increased by an amount equal to four hundred thousand dollars ($400,000.00) minus an amount equal to the amount of such final settlement, and (c) if such final settlement results in a
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liability of Alling & Cory, Parent or the Surviving Corporation which is equal to four hundred thousand dollars ($400,000.00), the Attributed Value shall not be adjusted in any manner on account of this Agreement.

   If the Litigation is not finally settled prior to the Closing Date, the parties hereto hereby agree that Parent and Sub shall be entitled to withhold a portion of the Merger Consideration (the "Withheld Consideration") in an amount not to exceed three dollars and fifty cents ($3.50) per Alling & Cory Share outstanding on the Closing Date (other than Dissenting Shares). Such Withheld Consideration shall consist solely of cash and shall be withheld pro rata from each holder of Alling & Cory Shares (other than Dissenting Shareholders) in accordance with the number of Alling & Cory Shares held by each such shareholder as of the Effective Time. The Withheld Consideration shall be held in escrow by the Bank of New York or such other bank or other financial institution as is reasonably acceptable to Parent and Alling & Cory (the "Escrow Agent") pending the final settlement of, or issuance of a final judgment which is not subject to further appeal in respect of, the Litigation.

   Within 10 days after the final settlement or issuance of a final judgment which is not subject to further appeal in respect to the Litigation, the Parent shall provide the shareholders' representative designated in the escrow agreement pursuant to which the escrow is created (the "Shareholders' Representative"), a full accounting (the "Accounting") of the amount of such final judgment or final settlement and all costs and expenses of litigation (including reasonable attorneys' fees and costs of internal counsel; it being understood that Parent or the Surviving Corporation may retain counsel or additional counsel of its choice to defend, or participate in the defense of, the Litigation) incurred by Parent or the Surviving Corporation and resulting from or arising out of its defense or settlement of the Litigation (the sum of all such amounts, the "Total Cost"). Upon delivery of the Accounting, the Shareholder Representative shall have the opportunity to review the Accounting and consult with Parent and the Surviving Corporation regarding the items enumerated thereon. The Parent and the Shareholders' Representative will cooperate in good faith to resolve any disputes concerning any item set forth in the Accounting within fifteen days of the date on which the accounting is delivered to the Shareholders' Representative (such period, the "Review Period"). Notwithstanding any thing contained herein (or contained in the Merger Agreement) to the contrary, the parties hereto hereby agree that, from and after the Closing Date, Parent shall be entitled to direct the conduct of the Litigation in its sole and absolute discretion and nothing contained in this Agreement shall entitle the Shareholders' Representative to dispute either (x) any decision by Parent to settle the Litigation or (y) the terms of any such settlement; provided that the terms of such settlement shall not impose on the former holders of Alling & Cory Shares any obligation (other than the obligation to pay money damages pursuant to this Agreement). If after the expiration of the Review Period, Parent and the Shareholders' Representative agree upon the Total Cost, such agreed upon amount shall be deemed to be the Total Cost for all purposes hereof; provided, however, that if Parent and the Shareholders' Representative are unable to reach agreement as to the amount which constitutes the Total Cost, the Total Cost for all purposes hereof shall be deemed to be the Total Cost as originally set forth on the Accounting as delivered by Parent to the Shareholders' Representative. If the Total Cost exceeds four hundred thousand dollars ($400,000.00), the Parent shall sign a statement instructing the Escrow Agent to forward to the Parent an amount in cash (the "Parent Amount") equal to the amount by which the Total Cost exceeds four hundred thousand dollars ($400,000.00). The remainder of the Withheld Consideration shall be delivered to the Exchange Agent (or to Parent after the termination of the Exchange Fund pursuant to Section 1.5(e) of the Merger Agreement) by the Escrow Agent for distribution to the former holders of Alling & Cory Shares (other than Dissenting Shareholders) in accordance with the following paragraph.

   Any Withheld Consideration remaining after the payment of any Parent Amount shall be distributed in cash by the Exchange Agent or Parent, as the case may be, to the former holders of Alling & Cory Shares (other than Dissenting Shareholders) pro rata in accordance with the number of Alling &

Cory Shares formerly held by such holders, together with interest thereon from the Closing Date through, but not including, the date on which such funds were delivered to the Exchange Agent or Parent, as the case may be, at a rate equal to the Interest Rate. In the event that the Total Cost is less than four hundred thousand dollars ($400,000.00), Parent shall pay to the Exchange Agent or, in the event that the Exchange Fund has been terminated, Parent shall set aside for the benefit of the former holders of Alling & Cory Shares (other than Dissenting Shareholders), an amount in cash (the "Additional Amount") equal to the amount by which four hundred thousand dollars ($400,000.00) exceeds the Total Cost. The Exchange Agent or Parent, as the case may be, shall distribute the Additional Amount to the former holders of Alling & Cory Shares (other than Dissenting Shareholders) pro rata in accordance with the number of Alling & Cory Shares formerly held by such holders. No interest shall be payable on the Additional Amount. For the purposes hereof, the "Interest Rate" shall mean LIBOR as of the Closing Date; provided that on the first day of each succeeding calendar quarter (or the first London business day thereafter if such first day of the calendar quarter is not a London business day), the Interest Rate shall be reset at LIBOR as of such date. "LIBOR" as of any date shall mean that rate of interest determined on the basis of the rate of deposits of U.S. dollars having a maturity of three months commencing the first London business day immediately following such determination date which appears on Telerate Page 3750 as of 11:00 A.M., London time, on such date. Telerate Page 3750 shall mean page 3750 or its replacement as provided by the Dow Jones Telerate News Service.

   This Agreement shall not be amended or modified except in writing signed by the parties hereto.

   This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, applicable to agreements made and to be performed within such State.

   If you are in agreement with the foregoing, please so indicate by signing and returning one copy of this agreement, which will constitute our agreement with respect to the matters set forth herein.

                     Very truly yours,

                     UNION CAMP CORPORATION


                     By: /s/ James M. Reed
                        Name:   James M. Reed
                        Title:  Vice Chairman of the
                                Board of Directors and
                                Chief Financial Officer


                     NORTH MERGER CORP.


                     By: /s/ Dirk R. Soutendijk
                        Name:   Dirk R. Soutendijk
                        Title:  Vice President, General
                                Counsel and Secretary

Accepted and Agreed to:

THE ALLING & CORY COMPANY


By: /s/ Samuel T. Hubbard, Jr.
  Name:   Samuel T. Hubbard, Jr.
  Title:  President and Chief
          Executive Officer